NatWest Markets
                  Corporate & Investment Banking

                                       175 Water Street
                                       New York, NY  10038-4924
                                       Telephone:  (212) 602-4800

May 24, 1995

Dickstein Partners, Inc.
9 West 57th Street, Suite 4630
New York, NY  10019

Gentlemen:

     We refer to the letter agreement (the "Engagement Letter") between Dickstein Partners, Inc. and National Westminster Bank Plc, New York Branch ("NatWest Markets"), dated May 2, 1995, under which Dickstein Partners, Inc. and its affiliates (the "Company") have engaged NatWest Markets as their exclusive financial advisor in connection with a proposed Transaction (as defined in the Engagement Letter) involving the acquisition by the Company of Hills Stores Company ("Hills Stores").

     You have informed us that, assuming a price of $27 per share in the Transaction for the outstanding capital stock of Hills Stores, the aggregate purchase price for such capital stock would be approximately $326 million, which, together with fees and expenses and the funded debt of Hills Stores to be assumed or refinanced (and after taking into account approximately $58 million of Hills Stores' cash to be used for the Transaction), would result in a total Transaction cost of approximately $630 million, which would be met by (a) $75 million of equity investments, (b) $55 million value of holding company securities issued in exchange for Hills Stores' capital stock, (c) a $150 million bank term loan to Hills Stores (in addition to Hills Stores' $225 million revolving credit facility), (d) approximate-ly $150 million of Hills Stores' existing capital leases, and (e) the sale of approximately $200 million of Hills Stores' senior subordinated notes (the "Senior Subordinated Notes").


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     NatWest Markets is pleased to confirm its interest in acting as an agent for the placement of the Senior Subordinated Notes, subject to our completion of a legal and business due diligence review, mutual agreement with respect to a co-manager for the placement and the execution and delivery of a placement agency agreement setting forth customary terms, provisions and conditions.

     Based on the information we have received to date, and current market conditions, we are highly confident that the Senior Subordinated Notes can be successfully placed in today's market. The foregoing is expressly subject, however, to
(i) satisfactory terms and conditions of the Senior Subordinated Notes, (ii) the cooperation of all interested parties and satisfactory resolution of all other components of the Transaction, (iii) the absence of any material condition affecting, or change in, the business, assets, liabilities, financial condition or prospects of Hills Stores or in Hills Stores' capitalization or capital structure, (iv) such matters as may be disclosed by our legal and business due diligence review, (v) the receipt of minimum credit ratings of B- from Standard & Poor's Corporation and B3 from Moody's Investors Service for the Senior Subordinated Notes, and (vi) market conditions for new issues of high-yield debt and conditions of the financial and capital markets generally.

     This letter does not constitute a guarantee concerning the successful placement of the Senior Subordinated Notes or a commitment on the part of NatWest Markets or any of its affiliates to place, underwrite or purchase any of the Senior
Subordinated Notes.

     This letter is intended solely for use by the Company in connection with the Transaction. While it may be delivered in this connection in its entirety to Hills Stores and other interested parties and disseminated in its entirety publicly, neither the Company nor its representatives shall quote from,

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excerpt or summarize this letter or purport to describe,
characterize or summarize the views of NatWest Markets expressed herein without the prior consent of NatWest Markets.

                                Very truly yours,

                                National Westminster Bank Plc
                                New York Branch



                                By:  J.P. Adams
                                Title:  Executive Vice President





























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